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SEC FILE NUMBER
8-52911

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CCM SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing
MAR 02 2021
Washington, DC

440 South LaSalle Street, Suite 900
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kole **(312) 577-5602**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael Kole**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CCM Securities, LLC** as of **December 31, 2020** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

26th day of February, 2021

NICOLAS J STOLLER
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 18, 2024

NOTARY PUBLIC STATE OF ILLINOIS

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CCM Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CCM Securities, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CCM Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CCM Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CCM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as CCM Securities, LLC's auditor since 2010.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of CCM Securities, LLC's financial statements. The supplemental information is the responsibility of CCM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2021

CCM SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	290,775
Receivable from broker-dealer		217,783
	$	508,558
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	12,000
Payable to affiliates		26,400
		38,400
Member's equity		470,158
	$	508,558

See accompanying notes.

CCM SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2020

Revenues	
Commissions	$ 2,188,831
	2,188,831
Expenses	
Employee compensation and benefits	17,400
Professional fees	9,000
Other operating expenses	9,562
	35,962
Net income	$ 2,152,869

See accompanying notes.

CCM SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance at January 1, 2020	$	917,289
Withdrawals		(2,600,000)
Net income		2,152,869
Balance at December 31, 2020	$	470,158

See accompanying notes.

CCM SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	2,152,869
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in operating asset:		
Receivable from broker-dealer		(63,606)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		1,799
Payable to affiliates		26,400
Net cash provided by operating activities		2,117,462
Cash flows from financing activities		
Member's withdrawals		(2,600,000)
Net cash used in financing activities		(2,600,000)
Net decrease in cash		(482,538)
Cash at beginning of year		773,313
Cash at end of year	$	290,775

See accompanying notes.

1. Organization and Business

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company introduces clients to TJM Investments, LLC ("TJM") and receives a portion of the revenue generated by the introduced clients.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Commission revenue and related expenses are recorded on a trade date basis. The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ACS") Topic 606 Revenue from Contracts with Customers. That guidance was amended to require business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Parent.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

3. Related Party Transactions

At December 31, 2020, the Company had payables to affiliated entities totaling approximately $26,000. These represent amounts paid for shared expenses.

4. Concentration of Credit Risk

At December 31, 2020 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $41,000 which represents approximately 9% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

5. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2020, the Company had net capital and net capital requirements of $354,657 and $100,000, respectively.

7. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2020, the Company held no Level 1, Level 2 or Level 3 investments.

8. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Guarantees, continued

Other Guarantees

The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

9. Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments -Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and the adoption of this rule did not have a significant impact on the Company's Financial Statements.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 22, 2021, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

CCM SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2020

Computation of net capital		
Total member's equity	$	470,158
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealer		(115,501)
Net capital	$	354,657
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement	$	254,657
Computation of aggregate indebtedness		
Aggregate indebtedness	$	38,400
Ratio of aggregate indebtedness to net capital	%	10.83

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2020.

See accompanying notes.

CCM SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

CCM SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CCM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for CCM Securities, LLC, in which (1) CCM Securities, LLC (the Company) identified the following provisions of 17 C.F.R. section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without any exceptions. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2021

The Exemption Report for CCM Securities, LLC

CCM Securities, LLC, ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company identified the following provisions of 17 C.F.R. section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15C3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) The Company met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2020 without any exceptions.

CCM Securities, LLC

I, Michael Kole, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Kole
Chief Financial Officer

February 22, 2021